SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549

                                 ___________________


                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. __)*


                               SYNAPTX WORLDWIDE, INC.
                               -----------------------
                                   (Name of Issuer)

                            COMMON STOCK, $.001 PAR VALUE
                            ------------------------------
                            (Title of Class of Securities)

                                     87156P 10 3
                                    --------------
                                    (CUSIP Number)

                                   D. MIKE MAXWELL
                                   ROUTE 3 BOX 561
                                  N 1885 CLOVER ROAD
                            LAKE GENEVA, WISCONSIN  53147
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             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                   JANUARY 14, 1998
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               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
                                                       Page 1 of 5 Pages
                                                            -    -

          ____________________

                 *THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A
               REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER
               DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

               THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 (THE "ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                     SCHEDULE 13D

           CUSIP NO. 87156P 10 3                PAGE  2  OF  5  PAGES
                     -----------                     ---    ---
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             1    NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                       D. Mike Maxwell
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             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                       (b) [ ]
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             3    SEC USE ONLY

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             4    SOURCE OF FUNDS*

                       PF
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             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]
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             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                       USA
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                           7   SOLE VOTING POWER
             NUMBER OF
                                    561,667 shs. (including 95,569 shares
              SHARES                underlying options and warrants)
                           ---------------------------------------------------
           BENEFICIALLY    8   SHARED VOTING POWER

            OWNED BY                 N/A
                           ---------------------------------------------------
             EACH           9   SOLE DISPOSITIVE POWER

           REPORTING                561,667 shs. (including 95,569 shares
                                    underlying options and warrants)
          PERSON WITH      ---------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                    N/A
          --------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       561,667 shs. (incl. 95,569 shs. underlying options and warrants)
          --------------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [ ]
          --------------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        10.6%
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            14    TYPE OF REPORTING PERSON*

                       IN
          --------------------------------------------------------------------

          ITEM 1.  SECURITY AND ISSUER
                   -------------------

               The class of equity securities to which this initial filing relates is the common stock, $.001 par value per share (the "Common Stock"), of Synaptx Worldwide, Inc., a Utah corporation (the "Company"). The Company has its principal executive offices at 385 Airport Road, Elgin, Illinois 60123.

          ITEM 2.  IDENTITY AND BACKGROUND
                   -----------------------

               (a)  The person filing this statement D. Mike
                    Maxwell.

               (b)  Mr. Maxwell's address is Route 3 Box 561, N
                    1885 Clover Road, Lake Geneva, Wisconsin
                    53147.

               (c) Mr. Maxwell's principal occupation is as Executive Vice President of the Company.

               (d) During the last five years Mr. Maxwell has not been convicted in a criminal proceeding.

               (e) During the last five years Mr. Maxwell was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction.

               (f)  Mr. Maxwell is a United States citizen.

          ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
                   -------------------------------------------------

               Personal funds were used in connection with the purchase of 466,098 shares of Common Stock noted in Item 4 below.

          ITEM 4.   PURPOSE OF TRANSACTION
                    ----------------------

               Mr. Maxwell acquired 466,098 shares of Common Stock in the ordinary course of business and investment as a founder, promoter and controlling person of the Company. Of such 466,098 shares, 400,062 are held by Mr. Maxwell's wife and 66,036 are held by Mr. Maxwell's children and their spouses, as to which Mr. Maxwell disclaims any beneficial ownership.

               Mr. Maxwell holds immediately exercisable stock purchase options to acquire 7,337 shares of Common Stock at an average exercise price of $0.9995 per share and immediately exercisable stock warrants to acquire 82,544 shares of Common Stock at an average exercise price of $0.9086 per share.

               In addition, Mr. Maxwell's wife holds immediately exercisable stock purchase options to acquire 3,669 shares of Common Stock at an average exercise price of $0.9086 per share, and Mr. Maxwell's daughter-in-law holds immediately exercisable stock purchase options to acquire 2,019 shares of Common Stock at an average exercise price of $0.9086 per share.

               Mr. Maxwell has no plans or proposals to engage in any transactions specified in paragraphs (a) through (j) of this Item; although he may consider one or more such transactions in the future depending upon factors then existing, such as the market for the Company' Common Stock and the Company's then prospects.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
                    ------------------------------------

               (a) Mr. Maxwell is the direct beneficial owner of 561,667 shares of Common Stock, which amount includes 400,062 shares held by Mr. Maxwell's wife and 66,036 shares held by Mr. Maxwell's children and their spouses, as to which Mr. Maxwell disclaims any beneficial ownership, 7,337 shares underlying immediately exercisable stock purchase options at an average exercise price of $0.9995 per share, 82,544 shares underlying immediately exercisable stock warrants at an average exercise price of $0.9086 per share, 3,669 shares underlying immediately exercisable stock purchase options held by Mr. Maxwell's wife at an average exercise price of $0.9086 per share, and 2,019 shares underlying immediately exercisable stock purchase options held by Mr. Maxwell's daughter-in-law at an average exercise price of $0.9086 per share, representing 10.6% of the Common Stock outstanding.

               (b) Mr. Maxwell has sole voting power for the 561,667 shares of Common Stock listed in Item
                    5(a) and has sole dispositive power as to such 561,667 shares of Common Stock.

               (c)  Not applicable.

               (d)  Not applicable.

               (e)  Not applicable.

          ITEM 6.   CONTRACTS, ARRANGEMENTS AND UNDERSTANDINGS
                    ------------------------------------------

               Not applicable.

          ITEM 7.   MATERIAL FILED AS EXHIBITS
                    --------------------------

               Not applicable.

                                      SIGNATURE
                                      ---------


               After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in the statement is true, complete and correct.


          Date:  January  30, 1998
                          ---


                                              /s/ D. Mike Maxwell
                                             ----------------------------
                                                   D. Mike Maxwell





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